 Exhibit 99.1

Link Motion Announces Agreements with Zhongzhi And

Changes to its Management Team.

BEIJING – September 14, 2018 -- Link Motion Inc., (NYSE: LKM) ("Link Motion" or "the Company"), a leading smart car and smart ride company, today announced new agreements with Zhongzhi Hi-Tech Overseas Investment Ltd. (“Zhongzhi”) and certain changes to its management team.

The Company has entered into a non-binding MOU to further engage in business cooperation with Zhongzhi, and in connection, the Company has entered into agreements to pledge its Senior Note issued by Tong Fang and shares of NQ International Inc. to Zhongzhi as additional securities for the Convertible Note held by Zhongzhi. The Company is engaging in further discussion with Zhongzhi regarding the extension of the maturity date of the Convertible Note.

The Company further announces the change to its management team. Mr. Zemin Xu, Chief Executive Officer of the company, has resigned and Mr. Jia Lian has been appointed as an Acting Chief Executive Officer of the Company. Mr. Lian will restructure the management team and lead the Company’s operations.

Mr. Justin Chen, President and General Counsel and Mr. Roland Wu, Chief Financial Officer of the Company, have resigned from their management positions. Mr. Zemin Xu and Mr. Justin Chen have also resigned as board members.

Ms. Joanne Zhu, a director designated by Zhongzhi has also been replaced by Mr. Vincent Wu, who is newly nominated by Zhongzhi to replace Ms. Zhu as Zhongzhi’s representative on the Company’s board.

About Link Motion Inc.

Link Motion Inc. (“Link Motion” or the “Company”, NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com or the company’s U.S. investor relations site here.